SUB-ITEM 77K

                        CHANGE IN CERTIFYING ACCOUNTANT

                                AIM SUMMIT FUND



KPMG LLP were previously the independent public accountants for AIM Summit Fund (the "Trust"). Due to an investment in another AIM Fund, which KPMG LLP represented to the Trust was inadvertent, and new SEC rules regarding auditor independence, KPMG LLP resigned as independent public accountants of the Trust as of December 28, 2000. The Board of Trustees of the Trust, upon recommendation of its Audit Committee, accepted the resignation of KPMG LLP and appointed PricewaterhouseCoopers LLP as independent public accountants for the Trust. KPMG LLP had served as independent public accountants for the year ended October 31, 2000. The audit report of KPMG LLP on the financial statements of the Trust for the year ended October 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit for the year ended October 31, 2000, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

Neither the Trust nor anyone on its behalf consulted with PricewaterhouseCoopers LLP at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Trust's financial statements.